SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated August 18, 2005

MEPC Limited

(Translation of Registrant’s Name into English)

4th Floor, Lloyds Chambers

1 Portsoken Street

London E1 8LW

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: MEPC announces redemption of $215m QUIPS

MEPC ANNOUNCES REDEMPTION OF $215M QUIPS

MEPC, the property company owned by clients of Hermes, principally the BT Pension Scheme, announced on Thursday 18 August 2005 that it had issued a notice exercising an option to call the entire outstanding amount of $215m of preferred shares (“QUIPS”) listed on the NYSE on 21 September 2005.

The repurchase of the QUIPS will be financed by means of a new medium term facility in excess of £400m which is currently in the late stages of negotiation.

Gavin Lewis, MEPC Head of Corporate Finance, said “Following on from the repurchase of the 2032 loan stock in April 2005, the redemption of the QUIPS will be a further step forward in restructuring MEPC’s balance sheet. The redemption will immediately reduce MEPC’s cash outflows by approximately £5.5m per annum”.

Enquiries

MEPC:    Gavin Lewis    +44 (0) 20 7702 6110

MEPC Limited is a leading UK company in the ownership, development and operation of quality commercial property. Specialising in business parks, MEPC has the skills, strength and prominent profile in the commercial property market required to provide property solutions that work for current and prospective occupiers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date: August 18, 2005	By:	/s/ Richard Harrold
	Name:	Richard Harrold
	Title:	Chief Executive